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05011586

RECEIVED SEP 29 2005 198 PROCESSING SECTION WASH, D.C.

September 28, 2005

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated September 20, 2005 announcing AGF's 2005 half-year results.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji/

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

dlw 10/3

Paris, 20 September 2005

PRESS RELEASE

HALF-YEAR 2005 RESULTS: "PROFITABLE GROWTH"

UNDERLYING PROFIT UP 20% AT €1,075MN

NET PROFIT UP 8.5% AT €738MN

NET PROFIT excl. impact of IFRS adoption UP 23%[1]

OPERATING PROFITABILITY: 17.9% vs. 16.4%[2]

OVERALL GROUP COMBINED RATIO: 93.1% vs. 95.5%[3]

NET ASSET VALUE: €52.5/share

2005 OUTLOOK:

AGF PLANS A SIGNIFICANT DIVIDEND
INCREASE OF AROUND 25%
TO APPROXIMATELY €3.25 PER SHARE

[1] excluding non-recurring IFRS restatement resulting from impairment calculation on equities in 2004
[2] unadjusted 30.06.04 figures (i.e. as published)
[3] unadjusted 31.12.04 figures (i.e. as published)

KEY FIGURES

in millions of euros	30.06.05	30.06.04 IFRS	30.06.04 published	% change
Total revenue	9 258	8 975	9 222	2.1%
Premium income	9 115	8 863	8 926	1.8%
Underlying profit excl. capital gains[1]	743	620	582	19.8%
Capital gains[1]	332	273	177	21.6%
Underlying profit[2]	1 075	893	759	20.4%
Consolidated net income	738	680	532	8.5%
Weighted EPS (€/share)	4.14	3.87	3.03	7.0%
Net asset value	9 422	-	7 309	-
Operating profitability (%)	17.9%	-	16.4%	-

[1] of operating companies, shareholders' portion.
[2] of operating companies, before tax. Equivalent to "profit from ordinary activities".

HIGHLIGHTS OF THE FIRST HALF OF 2005: "PROFITABLE GROWTH"

- In H1 2005, AGF began to reap the benefits of its strategy of profitable growth. The Group kept its profitability high, while its businesses started expanding again, particularly in the second quarter:
  - In Life & Financial Services, the strategy now in place enabled us to return to rapid growth (19%) in the first half, with a high proportion (36%) of new business in unit-linked products. In addition, cost reduction efforts continued. All the factors leading to growth in the value of new business were, as a result, favourably oriented.
  - In Health & Group, AGF returned to conservative growth. Premium income returned to growth in the second quarter (up 1.5%), while the combined ratio was maintained at a very positive 99.1%.
  - In Property & Casualty insurance, we reaped the benefits of our strategy of selective growth. AGF posted stable premium income, excluding Large Accounts, and consolidated its individual risk portfolios. At the same time, efforts to improve claims management, reduce costs and maintain portfolio surveillance led to a reduction in the combined ratio from 99.3% in H1 2004 to 98.8% in H1 2005.
  - Internationally, AGF posted rapid growth in life insurance in Belgium and Spain. In property & casualty the combined ratio was down significantly at 96.9%, owing to a relatively homogenous improvement in all countries.
  - In Credit Insurance, underwriting results remained excellent, with a combined ratio of 72%. The combined ratio also improved in Assistance, subsiding from 94% in H1 2004 to 92% in H1 2005.
  - On a consolidated basis, the Group's combined ratio stood at 93.1%, vs. 95.9% in H1 2004.

- As a result of our efforts to increase the value of new life business, maintain pricing discipline in property & casualty and reduce costs, operating profitability grew very evenly across all our businesses. As a result, the Group surpassed its target of maintaining profitability of at least 16%:

Operating profitability	H1 2005	H1 2004 unadjusted
Property & casualty in France	15.9%	14.5%
Health & Group in France	15.1%	14.8%
Life & Financial Services in France	23.4%	21.5%
Total – France	18.0%	16.8%
International	17.4%	15.0%
Credit insurance and assistance	16.9%	17.0%
Total AGF (excl. holding cos.)	17.9%	16.4%

- In H1 2005, AGF also continued to manage its financial position efficiently:
  - The sale of AGF's stake in Gecina led to a significant capital gain of €514mn, of which €387mn related to Life and €75mn to Non-life, the balance beeing classified in other operating income and expense. The Group took advantage of this significant capital gain to implement an early retirement plan, which will result in a lasting reduction of the cost base. The plan involves 420 employees and will cost €39mn net of tax.
  - AGF benefited from favourable market conditions, and unrealised capital gains on equities increased by more than 20% to €2.5bn. Unrealised capital gains on properties remained stable; discussions with Dexia regarding the sale of the block of properties at 33 rue Lafayette did not result in a transaction.
  - The consolidated solvency margin showed that the Group's financial condition continued to strengthen. At 30 June 2005, it stood at 275%, vs. 236% at 31 December 2004 (published figures).
- The impact of conversion to IFRS took a variety of forms:
  - Recurring impact: elimination of goodwill amortisation had a positive impact on proforma H1 2004 profits of €30mn, and share-based payments had a negative impact of €9mn.
  - Non-recurring impact: conversion to IFRS caused an increase in 2004 capital gains realised in Belgium, skewing the base of comparison. This non-recurring impact on proforma H1 2004 profits totalled €82mn. Backing out the conversion, H1 2004 net profit of a more recurrent nature was €599mn, and the increase in H1 2005 net profit was then 23%.
  - Volatility: eliminating the equalisation provision had a positive impact on proforma H1 2004 net profit of €18mn.
  - As a result of these factors, H1 2004 net profit on a proforma IFRS basis was €681mn.
  - A simplified breakdown of the changes is shown below:

	in € mn
H1 2004 net profit under French GAAP	**532**
Investment income net of profit sharing	+ 116
of which Belgium (effect of IFRS adoption)*	*+ 82*
Elimination of goodwill amortisation	+ 30
Elimination of equalisation provision	+ 18
Payment in shares	- 9
Tax on IFRS restatements	- 11
Other	+ 4
H1 2004 net profit under IFRS**	**681**
H1 2004 net profit under IFRS excl. effect of adopting IFRS *	**599**

*excluding non-recurring IFRS restatement resulting from impairment calculation on equities in 2004.

**Results has been prepared on the basis of IFRS standards in effect as of 20 September 2005. Future IFRS publications and IFRIC interpretations may contain changes.

I CONSOLDATED RESULTS:

in millions of euros	Profit or loss		Capital gains[1]		Underlying profit excl. capital gains[1]	
	30.06.05	**30.06.04**	**30.06.05**	**30.06.04**	**30.06.05**	**30.06.04**
France	571	398	254	123	317	275
Life	*170*	*126*	*66*	*36*	*104*	*90*
Health	*60*	*40*	*45*	*17*	*15*	*23*
Non-life	*341*	*232*	*143*	*70*	*198*	*162*
International	303	340	64	157	239	184
Credit Insurance	133	102	8	5	125	97
Assistance	15	7	0	3	15	4
Financial Services	44	39	0	0	44	39
Other	10	7	7	-15	3	22
Underlying profit	**1 075**	**893**	**332**	**273**	**743**	**620**
Holding companies	-98	-97				
Corporate tax	-268	-144				
Other operating income and expense	29	28				
Net profit	**738**	**680**				

[2] of operating companies, shareholders' portion.

- Underlying profit totalled €1,075mn, up 20%, reflecting both continued improvement in operating profitability in all businesses as well as the results of efficient management of our financial position.

- Net profit excluding capital gains also rose by 20% to €743mn. The shareholders' portion of capital gains totalled €332mn and represented a moderate proportion of underlying profit (31%).

- The net loss generated by holding companies was stable at €98mn.

- The average tax rate was higher than in the past (27%), because the Group no longer capitalised tax-loss carryforwards to the extent it previously did. As a result, tax expense rose by 86% to €268mn.

- Other operating income and expense was stable at €29mn. This line item reflected primarily the provision for the early retirement plan (€39mn) and part of the capital gain on the disposal of Gecina (€51mn).

- Net profit rose by 8.5% to €738mn and by 23% excluding the effect of adopting IFRS. This net profit figure was cast in an even more positive light by the fact that tax expense rose substantially and that capital gains accounted for only a moderate portion of underlying profit. This was proof of the Group's conservative management of its unrealised wealth.

III RESULTS BY BUSINESS SEGMENT
III.1 FRANCE
III.1.1 LIFE & FINANCIAL SERVICES / HEALTH & GROUP

Premium income from Life & Health insurance totalled €3,935mn, up 3.5% on a comparable basis. The contribution to underlying profit was €230mn, up 39% compared with H1 2004 (€166mn).

In life insurance, AGF experienced a very positive first half, underlining its real ability to exploit its potential for profitable growth. H1 2005 marked the third consecutive quarter of significant growth, with successive increases of 8%, 14%, 24%, thanks in particular to AGF's tied agents (up 40%, 37%, 56%). At the same time, sales of unit-linked products posted a robust advance and represented 36% of new business. The Group also improved its margin on mathematical reserves, which widened from 0.4% in H1 2004 to 0.6% in H1 2005, owing to efficient asset/liability management. Lastly, measures aimed at voluntary cost reductions instituted in 2004 began to pay off, while sales productivity is continuing to rise.

All the factors leading to improvement in the value of new business were favourably oriented, resulting in a significant improvement in net profit. Profit excluding capital gains was up 15% at €104mn, vs. €90mn in H1 2004. The shareholders' portion of capital gains was €66mn, vs. €36mn, as AGF continued to be conservative in how it takes its unrealised wealth to the profit and loss statement. Specifically, a provision of €460mn was booked to the reserve for surplus profit sharing. As a result, underlying profit totalled €170mn, up 34% compared with H1 2004.

Financial Services was buoyed by robust growth at AGF Asset Management and by an improved contribution from Banque AGF.

In health insurance, where premium income returned to growth in the second quarter, rigorous underwriting measures and rate increases implemented in 2004 enabled us to maintain or even reduce combined ratios. In individual health, the combined ratio contracted from 99.4% in 2004 to 98.5% in H1 2005. In group income protection, it remained in the region of 99% (99.3%) in H1 2005. Consequently, the contribution of individual and group health insurance was up sharply (50%) at €60mn, vs. €40mn in H1 2004.

III.1.2 PROPERTY & CASUALTY

Premium income from property & casualty insurance totalled €2,184mn, down 4.0%. In fact, premium income excluding large accounts was stable, while the policy of preserving profitability in large risks meant that this business contracted by nearly 20%. Property & casualty insurance contributed €341mn to underlying profit, up 47% from H1 2004 (€232mn).

Owing to the success of underwriting measures and cost reductions, the combined ratio consolidated at the excellent level of 98.8%, following on from 99.3% in H1 2004 and 98.8% over all of 2004. Profit excluding capital gains was up 23% at €198mn, vs. €162mn in H1 2004. Capital gains, underpinned by Gecina, doubled from their year-earlier level, explaining the 47% increase in underlying profit.

III.2 INTERNATIONAL

Outside France, AGF's businesses also returned to robust growth in the second quarter, with a 7.8% rise in premium income, vs. a contraction of nearly 10% in the first quarter. This increase came about primarily because life insurance expanded in Belgium and Spain.

The combined ratio of international business posted further improvement in all countries. This reflected the Group's ability to maintain profitability in a less favourable rate environment. The combined ratio was 93.3% in H1 2005, vs. 97.4% in H1 2004 and 96.9% over all of 2004. In particular, the combined ratio was less than 91% in the Netherlands, 91.8% in Spain and less than 97% in South America. Thanks to these very good results, profit excluding capital gains was up significantly (30%) at €239mn, vs. €184mn in H1 2004. All countries contributed to this increase.

Conversion to IFRS had an impact on the restructuring of the equity portfolio in Belgium, sharply increasing (by €82mn) capital gains in the proforma H1 2004 statements. As a result, capital gains were much lower in H1 2005 at €64mn, vs. €157mn in proforma H1 2004. This change explains why underlying profit generated outside France, €303mn, was 10.9% lower than the proforma year-earlier figure of €340mn.

in millions of euros	**Underlying profit**		**Capital gains**		**Net profit excl. capital gains**	
	H1 2005	**H1 2004**	**H1 2005**	**H1 2004**	**H1 2005**	**H1 2004**
Total	**303**	**340**	**63**	**161**	**240**	**179**
Belgium	*65*	*117*	*27*	*95*	*38*	*22*
Netherlands	*110*	*81*	*6*	*12*	*104*	*69*
Spain (AGF share)	*78*	*98*	*18*	*41*	*60*	*57*
Other	*50*	*44*	*12*	*13*	*38*	*31*

III.3 CREDIT INSURANCE & ASSISTANCE

In Credit Insurance, the Euler Hermes group posted very good half-year results. Business development recovered handsomely and underwriting profitability remained excellent. The combined ratio remained around 72% and, owing to an increase in investment income, Euler Hermes' contribution to underlying profit climbed from €102mn to €133mn.

In Assistance, AGF recorded the impact of measures to shore up operating profitability, at the same time that the business continued to expand rapidly. The combined ratio declined to 92.2%, vs. 94.2% in H1 2004 and 93.7% over all of 2004. Assistance contributed €15mn to underlying profit, up sharply from €7m in H1 2004.

IV OTHER FINANCIAL ITEMS

IV.1 EPS

After subtracting 10,524,744 shares held in treasury, the weighted average number of shares outstanding on 30 June 2005 was 179,353,195. On this basis earnings per share (EPS) stood at €4.14, vs. €3.87 in H1 2004.

IV.2 Capital gains, provision for surplus profit-sharing[1]

Capital gains (Group share + minorities) totalled €915mn. Of this amount, €651mn was realised on equities (including Gecina, classified as equities), €40mn on bonds and €103mn on properties. Fair value calculations on investments accounted for at fair value option and on derivatives had a positive impact of €180mn on the total amount of capital gains booked through profit and loss in H1 2005. Impairment on financial instruments totalled €60mn.
In H1 2005, capital gains Group share, totalled €910mn, up 43% from H1 2004. The shareholders' portion of capital gains totalled €348mn, including €66mn in Life, €45mn in Health, €143mn in Non-life and €64mn internationally. The H1 2005 provision for surplus profit sharing was €460mn.

IV.3 Assets under management, unrealised capital gains

Assets under management, at market value, totalled €94.3bn at 30.06.05, up 6% from 30.06.04.
Unrealised capital gains, Group share, advanced by 25%, from €7.9bn at 31.12.04 to €9.9bn at 30.06.05. Against a background of declining interest rates, unrealised capital gains on bonds rose by 42% to €5.4bn. Unrealised capital gains on equities were up sharply, owing to the Group's high-quality asset management and to market recoveries. They totalled €2.5bn, while unrealised capital gains on properties remained stable at €2.0bn.
The shareholders' portion of unrealised capital gains firmed significantly from €2.43bn at 31.12.04 to €2.70bn at 30.06.05, an increase of 11%.

IV.4 Net asset value, Consolidated solvency margin

Shareholders' equity excluding revaluation reserves and goodwill totalled €5.37bn.
At 30 June 2005, NAV stood at €9.42bn, including goodwill of €1.02bn. Net asset value per share was €52.5.

Consolidated solvency margin stood at 275% at 30 June 2005 vs. 236% at 31.12.04 (as published).

[1] Additional provision pursuant to CNC recommendation 2001-R01, dated 26 June 2001

V OUTLOOK

In light of business trends since the start of the year, AGF is confident about 2005. To defend its income stock status, AGF plans a significant increase of around 25% in its 2005 dividend, bringing it to approximately €3.25 per share.

AGF Investor contacts:

Jean-Michel Mangeot	33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr
Vincent Foucart	33 (0)1 44 86 29 28 vincent.foucart@agf.fr
Jean-Yves Icole	33 (0)1 44 86 44 19 jean-yves.icole@agf.fr
Patrick Lalanne	33 (0)1 44 86 37 64 patrick.lalanne@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil	33 (0)1 44 86 78 97 augusbe@agf.fr
Agnès Miclo	33 (0)1 44 86 31 62 micloa@agf.fr
Séverine David	33 (0)1 44 86 38 09 davidse@agf.fr
Anne-Sandrine Cimatti	33 (0)1 44 86 6745 cimatti@agf.fr